UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. )

Alon Blue Square Israel Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 1.00 per share

(Title of Class of Securities)

     02051Q106
(CUSIP Number)

Europark Yakum, France Building,
Yakum 6097200, Israel
Attention: Zehavit Shahaf, General Counsel and Corporate Secretary
 Tel: 972-9-961-8504; Fax: 972-9-961-8636

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

September 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mordechay Ben-Moshe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --
	8	SHARED VOTING POWER 66,261,860 (1)
	9	SOLE DISPOSITIVE POWER --
	10	SHARED DISPOSITIVE POWER 66,261,860 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,261,860 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of 66,261,860 Ordinary Shares held directly by Extra Holdings Israel Ltd. (formerly C.A.A Extra Holdings Ltd.) (the "Holding Company"), which is controlled by Mr. Ben-Moshe.

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Extra Holdings Israel Ltd. (formerly C.A.A Extra Holdings Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --
	8	SHARED VOTING POWER 66,261,860 (1)
	9	SOLE DISPOSITIVE POWER --
	10	SHARED DISPOSITIVE POWER 66,261,860 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,261,860 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of 66,261,860 Ordinary Shares held directly by the Holding Company, which is controlled by Mr. Ben-Moshe.

Item 1.  Security and Issuer.

The Schedule 13D relates to the ordinary shares, par value NIS 1.0 per share (the "Ordinary Shares"), of Alon Blue Square Israel Ltd. (the "Issuer"), an Israeli company with principal executive offices at Europark Yakum, France Building, Yakum 6097200, Israel.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Mordechay Ben-Moshe and Extra Holdings Israel Ltd. (formerly C.A.A Extra Holdings Ltd.) (the "Holding Company") (collectively, hereinafter defined as the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as an exhibit hereto.

The Holding Company, which is wholly-owned by Mr. Ben-Moshe, acts principally as a holding company for the shares of the Issuer. Organized under the laws of Israel, the Holding Company has a business address of 132 Derech Begin, Tel Aviv 6701101, Israel.

Mr. Ben-Moshe, who operates various private businesses, is the sole officer and director of the Holding Company. A citizen of Israel, Mr. Ben-Moshe, in his capacity as the shareholder of the Holding Company, has a business address of 132 Derech Begin, Tel Aviv 6701101, Israel.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The sources for various payments made as part of the Arrangement described in Item 4, below were proceeds from the sale of shares of holdings in another company, and loans from related parties.

Item 4. Purpose of Transaction.

The District Court in Lod, Israel on August 10, 2016 approved a debt reorganization and arrangement, or Arrangement, between the Issuer and its financial creditors (consisting of bank lenders and holders of its Series C Debentures, hereafter the "Financial Creditors"), and certain credit insurers (consisting of Clal Insurance PF Ltd. and I.C.I.C. – The Israel Credit Insurance Company Ltd., hereafter the "Credit Insurers") under Section 350 of the Israeli Companies Law, 5759-1999.

At closing on September 11, 2016, the Holding Company acquired all the outstanding shares of the Issuer on a fully diluted basis, free and clear of any debt, liens, options or third party, including all of the outstanding shares of the Issuer held directly and indirectly by the Issuer's controlling shareholder, Alon Israel Oil Company Ltd., or Alon, (approximately 72.21% of the Issuer’s shares). Following closing of the Arrangement, the Holding Company became the sole shareholder of the Issuer, and effective upon closing, the Issuer deregistered its ordinary shares and suspended its reporting obligations under U.S. federal securities laws.

Concurrently with the Arrangement, the Holding Company acquired from Alon (i) the rights and the obligations of Alon to a bridge loan of NIS 110 million extended to the Issuer by Alon, and (ii) the rights and the obligations of Alon in another loan subordinated to financial debt of NIS 60 million extended to the Issuer by Alon, and (iii) ownership rights to the brand names "Alon" and "Alonit".

The Arrangement provided for the following payments to be made:

-
the aggregate consideration payable by the Holding Company to the Issuer's minority shareholders were NIS 6.875 million (approximately $1.804 million) minus legal fees for representatives of the minority shareholders in court who submitted a class action on behalf of the shareholders;

-	the aggregate consideration payable by the Holding Company to the Issuer's controlling shareholder was NIS 113.375 million (approximately $29.749 million); and

-	payments to financial creditors (as described below).

As part of the Arrangement, the Holding Company committed to make cash infusions of up to NIS 900 million (approximately $233.5 million) into the Issuer.

Cash Infusions

-
On the closing date, the Holding Company injected NIS 300 million (approximately $77.8 million) into the Issuer, which were designated for partial payment of the debt to Issuer's financial creditors and credit insurers, and such additional amount agreed to for the Issuer's immediate cash flow needs; the Arrangement also provided for future cash injections to be made by the Holding Company;

-	On December 7, 2016, the Issuer raised NIS 751.7 million in a Series D public debt offering, NIS 703 million of which was used to repay all outstanding debt to the Financial Creditors.

-
A obligation of approximately NIS 57 million (approximately $14.8 million) remains to the Credit Insurers, which is to be paid from funds of Mega Retail's trustees or by the Issuer.  If not paid by April 2017, the Holding Company is required to satisfy such obligations.

Additional Principal Terms

-
all other outstanding debts or liabilities of the Issuer is to be paid by the Issuer in the ordinary course of business as determined by the Issuer at its sole discretion (other than debt owed to joint creditors as defined in a settlement agreement with Mega Retail's trustees, which is to be paid from the funds of Mega Retail's trustees in accordance with the settlement agreement). The Arrangement does not apply to debts or liabilities incurred towards creditors not determined to be credit insurers under the Arrangement;

-
to secure full repayment under the Arrangement, at closing the Issuer created a lien principally on the Issuer’s unsecured shares in its subsidiaries Dor Alon Energy In Israel (1988) Ltd. and Blue Square Real Estate Ltd. for the benefit of the credit insurers;

-
the credit insurers are entitled to immediate repayment of their debt and to foreclose on the lien upon the occurrence of certain events, including among others: (i) delay in payment to them, (ii) a fundamental breach by the Issuer or the Holding Company of their respective obligations, or (iii) dissolution proceedings;

-
upon the elapse of 12 months following full repayment of the debt of the Financial Creditors and Credit Insurers, the Issuer is obligated to repay the Holding Company the full amount of cash infusions paid to the Issuer in the form of debt that had not previously been converted to equity (subject to extension at the election of the Holding Company); after repayment of the Issuer’s financial debt, the debt to the Holding Company will be linked and bear interest at 5%; and

-
The Holding Company's obligation to make the cash infusions will end when the Issuer’s obligations under the Arrangement terminate (including repayment of all financial debt, including that owed to Credit Insurers).

As part of the Arrangement, there was a complete and irrevocable waiver of all claims among the parties, including (i) the Issuer, directly or indirectly (e.g., through a derivative claim), its external advisors and legal counsel, (ii) the Financial Creditors and the Credit Insurers or anyone acting on their behalf, including holders of Series C Debentures, the trustee of the Series C Debentures, the banks, and (iii) members of the board of directors of the Issuer who served during 2015, provided they did not serve as officers of the Issuer (other than service as a director), members of the board of directors of the Issuer who served during 2016, and non-director officers of the Issuer who served from January 1, 2016 until the date of submission of the request to convene meetings for the Arrangement.

Following the closing date, Messrs. Avigdor Kaplan, Oded Zvulun, Michael Lazar, Tzachi Otzar and Avraham Meron resigned from the board of directors of the Issuer and its subsidiaries. The following individuals were appointed to the board of directors of the Issuer: Chana-Murial Setteboun, Oded Golan and Oded Najar (as regular directors), Gil Hod (as external director), and Mr. Ben-Moshe (as chairman of the board). In addition, Yaniv Rog was appointed as a regular director on the day of approval of the Arrangement by the Israeli District Court.

As a result of the acquisition of all of the outstanding ordinary shares of the Issuer by the Holding Company, on September 12, 2016 the Issuer submitted Form 15 to the Securities and Exchange Commission to deregister the Issuer’s ordinary shares from the Securities Exchange Act of 1934, which immediately suspended the Issuer’s reporting obligations under U.S. securities laws.

Any material plans or proposals the Reporting Persons may from time to time have with respect to the Issuer will be reported with the Israel Securities Authority in the manner required by Israeli law.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, the Holding Company owns directly 66,261,860 Ordinary Shares, or 100% of the outstanding Ordinary Shares of the Issuer. The Holding Company is controlled by Mr. Ben-Moshe. Accordingly, both the Holding Company and Mr. Ben-Moshe may be deemed to beneficially own such Ordinary Shares, and both the Holding Company and Mr. Ben-Moshe may share the power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of such Ordinary Shares.

Except as set forth in this Amendment, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibits:

Number	Description

99.1	Joint Filing Agreement among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: February 7, 2017

EXTRA HOLDINGS ISRAEL LTD.

By:	/s/ Mordechay Ben-Moshe
Name: Mordechay Ben-Moshe
Title: Sole Officer and Director

/s/ Mordechay Ben-Moshe
MORDECHAY BEN-MOSHE